Innovation for patient care *

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

**12g-3-2(b) Exemption**
**File N°.82-34953**

27th February 2008

08001242

Dear Sir or Madam,

SUPPL

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

P/o Claire Giraut
Executive Vice President,
Chief Financial Officer

Jlw 3/13

**IPSEN**
Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
www.ipsen.com

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00

* Innover pour mieux soigner

IPSEN
Innovation for patient care

Press release

# Ipsen's full year 2007 results and financial objectives for the full year 2008

- **Results in line with the Group's objectives**
- **Group operating income reached 22.7% of sales, up 11.6% year-on-year**
- **3 positive opinions from the EU and US regulatory agencies in 7 months**

**Paris, 27 February 2008** – The Board of Directors of Ipsen (Euronext: IPN), chaired by Jean-Luc Bélingard, met on 26 February 2008 to review the Group's results for 2007, published today.

**Summary of audited consolidated results for 2007 and 2006**

| *(in millions of euros)* | *2007* | *2006* | *% change 2007/2006* |
|---|---|---|---|
| **Sales** | **920.5** | **861.7** | +6.8% |
| Other revenues | 73.3 | 83.6 | (12.3)% |
| **Total revenues** | **993.8** | **945.3** | +5.1% |
| **Operating income** | **208.9** | **187.2** | +11.6% |
| *Operating margin (in % of sales)* | 22.7 | 21.7 | |
| **Consolidated net profit** (attributable to the Group) | **150.6** | **144.0** | +4.6% |
| *Earnings per share – fully diluted (€)* | 1.79 | 1.71 | +4.7% |
| *Average number of shares* | | | |
| *Non diluted* | 83,875,853 | 84,000,717 | |
| *Fully diluted* | 83,972,411 | 84,024,179 | |

Commenting on the performance in 2007, **Jean-Luc Bélingard, President of the Ipsen Group,** stated: "*The Group's performance in 2007 is in line with our objectives despite a difficult environment marked by sustained price pressure and increased competition, notably in France. This set of results shows once again Ipsen's ability to generate a strong and recurring cash flow. We will use our solid balance sheet as a tool to accelerate Ipsen's growth going forward.*" Jean-Luc Bélingard added: "*In the framework of our strategy, we have further optimized our primary care franchise after the sale of Ginkor Fort®, with the launch of Adrovance® in France and the recent positive CHMP opinion for Adenuric® (febuxostat) in Europe. With Somatuline® Depot in the United States on 31 August 2007, Increlex® in Europe on 9 August 2007 and Adenuric® on 21 February 2008, the Group has obtained 3 positive opinions from regulatory agencies in 7 months, thereby confirming the quality of its clinical development and regulatory teams. Furthermore, upon marketing approval by the European Commission, Adenuric® will stand out as a major therapeutic innovation in a pathology for which none has emerged during the past 40 years, thereby illustrating Ipsen's mission to propose treatments for high unmet medical needs.*" Jean-Luc Bélingard concluded: "*In 2008, we will pursue our entry into the North American market and will reinforce our portfolio of products; notably, the publication of clinical results, such as the phase III for Acapodene®, phase II for our GLP-1 analogue partnered with Roche or phase I for our promising anti-tumor agent STX-64, will confirm Ipsen's strong Research & Development capabilities. Our energy in 2008 will be steered toward further developing Ipsen while ensuring we meet the objectives set today.*"

Review of full year 2007 results

**Consolidated Group sales reached €920.5 million, up 6.8% year-on-year.** This increase was fuelled by the strong growth in endocrinology and neuromuscular disorders franchises, up 19.7% and 13.6% respectively over the period, and by the strong performance of gastro-enterology products in international markets, up 9.2% year-on-year, partly offset by slower sales in France, notably of Tanakan® and Ginkor Fort®, both products suffering from price cuts respectively enforced in July 2007 and March 2006. Price pressure negatively impacted Ipsen's consolidated sales growth by 2.1 points representing €17.9 million. This performance is line with the Group's objective set a year ago to grow its sales by 6.5 to 7.5% year-on-year.

**Other revenues** reached €73.3 million, down 12.3% year-on-year. In 2007, the Group ceased billings for Research & Development services within the framework of partnership agreements, mainly with Roche for the development of BIM 51077.

**Total revenues** therefore reached €993.8 million during the period, up 5.1% year-on-year. This performance is slightly above the objectives set by the Group a year ago (of growing total revenues by 4.0 to 5.0% year-on-year).

**Research & Development expenses** amounted to €184.7 million, up 3.6% year-on-year, despite lower revenues received from third parties stemming from partnership agreements (notably BIM 51077), implying a 7.9% increase in self-financed Research & Development effort.

**Operating income** reached €208.9 million in 2007, up 11.6% year-on-year, despite the significant negative impact of price cuts in major Western European countries and the fall of other revenues. Operating margin stood at 22.7% of sales versus 21.7% a year ago, in line with the Group's objective set a year ago to reach 22.0 to 23.0% of sales in 2007.

**The Group's effective tax rate** in 2007 reached 25.3% of net profit from continuing operations before tax and the Group's loss from associates, compared with a reported effective tax rate of 21.8% a year ago and with a recurring effective tax rate of 25.9% in 2007.

**The Group's loss from associates** amounted to €(8.8) million ($(12.0) million) and was solely composed of the Group's share in the net losses of Tercica Inc. for the year 2007, stated as required under IFRS. Tercica Inc. has been reported under the equity method in the Group's financial statements since October 2006.

**Consolidated net profit** for 2007 reached €150.6 million, up 4.6% compared with €144.0 million in 2006.

**Net cash flow generated by operating activities** amounted to €176.0 million in 2007, compared with €327.6 million in 2006, when the Group benefited from important payments received in relation to its partnership agreements. At 31 December 2007, the Group's cash position stood at €240.9 million, compared with €283.7 million at 31 December 2006.

**Total milestones received in cash but not yet recognised as revenues** amounted to €218.7 million, compared with €184.3 million in 2006.

Dividend for the financial year 2007 proposed to the approval of Ipsen' shareholders

Ipsen's Board of Directors met on 26 February 2008 and proposed a dividend of 0.66 euros per share, up 10% year-on-year, yielding a 37% pay-out ratio, to Ipsen's shareholders annual meeting to be held on 4 June 2008. The payment of the dividend will be made on 11 June 2008.

2008 financial objectives

Based on currently available information, the Group has set for itself the following objectives for 2008:

- An underlying[1] sales growth of 6.5% to 7.5%[2] year-on-year; at constant exchange rates, despite sustained price pressure in most countries where the Group operates, and an increased competitive environment notably in France, following the recent launch of a new product containing a Ginkgo biloba extract.
- A reported 'other revenues' growth of 13.0% to 16.0%, at constant exchange rates;
- A reported operating margin of 22.0% to 23.0% of sales, despite the ongoing launch costs of Increlex® in Europe, Adrovance® in France, as well as the pre-marketing costs in connection with the launch of Adenuric® (febuxostat) in France.

**Ipsen - Analyst and Investor conference call and webcast (in English)**

Ipsen will host a conference call on 27 February 2008 at 2.00 p.m. (Paris time). A live webcast will be available at www.ipsen.com. The webcast will be archived on the Ipsen website for 3 months following the live call. Callers should dial in approximately 5 to 10 minutes prior to the start of the call. No reservation is necessary to participate in the call. The telephone numbers to join the conference call are, from France and Europe: +33 (0) 1 70 99 42 96 and from the United States: +1 718 354 1385. No access code is necessary.

A replay will be available soon after the live call. The telephone numbers to access the replay are, from France and Europe: +33 (0) 1 71 23 02 48 and from the United States: +1 718 354 1112. The access code is *4313749#*. The replay will be available for one week following the live call.

[1] Excluding the sales of Ginkor Fort®, which the Group is not marketing with effect from 1 January 2008 following its dereimbursement by the French authorities. Actual Group sales excluding Ginkor Fort® in 2007 amounted to €883.6 million
[2] Corresponding to a reported 3.2 to 4.2% sales growth year-on-year

IPSEN
Innovation for patient care

**About Ipsen**

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2007, Research and Development expenditure was €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million (in IFRS). More than 700 people in Research & Development are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. The targets contained herein were prepared without taking into account external growth assumptions, which may alter the parameters. These targets are based on data and assumptions regarded as reasonable by the Group and depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from the targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Moreover, the targets described in this document were prepared without taking into account external growth assumptions, which may alter these parameters. These targets are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers.*

For further information :

**Didier Véron,** Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

**David Schilansky,** Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

IPSEN
Innovation for patient care

# APPENDICES

## 1. Comparison of the consolidated income statement for 2007 and 2006:

| | 31 December 2007 | | 31 December 2006 | | % change |
|---|---|---|---|---|---|
| | *(in thousands of euros)* | *% of sales* | *(in thousands of euros)* | *% of sales* | |
| **Sales** | **920,475** | **100.0%** | **861,676** | **100.0%** | **6.8%** |
| Other revenues | 73,282 | *8.0%* | 83,581 | *9.7%* | *(12.3)%* |
| **Total revenues** | **993,757** | **108.0%** | **945,257** | **109.7%** | ***5.1%*** |
| Cost of goods sold | (199,025) | *(21.6)%* | (181,377) | *(21.0)%* | *9.7%* |
| Research & development expenses | (184,739) | *(20.1)%* | (178,348) | *(20.7)%* | *3.6%* |
| Selling, general and administrative expenses | (401,481) | *(43.6)%* | (383,015) | *(44.5)%* | *4.8%* |
| Other operating income and expenses | 368 | *nm* | (8,223) | *(1.0)%* | *nm* |
| Restructuring costs | 8 | *nm* | 190 | *nm* | *nm* |
| Impairment losses | - | *nm* | (7,265) | *(0.8)%* | *nm* |
| **Operating income** | **208,888** | ***22.7%*** | **187,219** | ***21.7%*** | ***11.6%*** |
| - Income from cash and cash equivalents | 11,541 | *1.3%* | 7,974 | *0.9%* | *44.7%* |
| - Cost of gross financial debt | (1,950) | *(0.2)%* | (2,142) | *(0.2)%* | *(9.0)%* |
| **Cost of net financial debt** | **9,591** | ***1.0%*** | **5,832** | ***0.7,%*** | ***64.5%*** |
| Other interest income and expense | (2,855) | *(0.3)%* | (5,707) | *(0.7)%* | *(50.0)%* |
| Income tax | (54,478) | *(5.9)%* | (40,891) | *(4.7)%* | *33.2%* |
| Share of loss/profit from associated companies | (8,764) | *(1.0)%* | (1,666) | *(0.2)%* | *nm* |
| **Net profit/loss from continuing operations** | **152,382** | ***16.6%*** | **144,787** | ***16.8%*** | ***5.2%*** |
| Net profit/loss from discontinued operations | (1,313) | *(0.1)%* | (290) | *Ns* | *nm* |
| **Consolidated net profit** | **151,069** | ***16.4%*** | **144,497** | ***16.8%*** | ***4.5%*** |
| - Equity holders of Ipsen S.A. | 150,611 | | 144,006 | | *4.6%* |
| - Minority interests | 458 | | 491 | | *(6.7)%* |

### ► Other revenues

In 2007, other revenues reached €73.3 million, down 12.3% year on year (2006: €83.6 million).

Other revenues break down as follows:

| *(in thousands of euros)* | 31 December 2007 | 31 December 2006 | 2007/2006 change | |
|---|---|---|---|---|
| | | | *In value* | *%* |
| **Breakdown by revenue type** | | | | |
| - Royalties received | 49,767 | 41,650 | 8,117 | *19.5%* |
| - Milestone payments – licensing agreements | 17,349 | 20,199 | (2,850) | *(14.1%)* |
| - Other (co-promotion revenues, recharging) | 6,166 | 21,732 | (15,566) | *(71.6%)* |
| **Total** | **73,282** | **83,581** | **(10,299)** | ***(12.3%)*** |

- **Royalties** received mainly comprised royalties from the Kogenate® licence, which amounted to €47.6 million in 2007, up 22.8% compared with the same period last year (€38.7 million in 2006). The first quarter 2007 had been particularly high due to the carry-over of some fourth quarter 2006 royalties into 2007 (for €3 million).
- **Milestone payments** relating to licensing agreements represent primarily recognition of payments received over the life of partnership agreements. In 2007, this income mainly comprised milestones in relation to the Reloxin® agreement with Medicis, the Tenstaten® agreement with Recordati and the BIM 51077 (GLP-1 analogue) partnership with Roche. Milestone payments recognised in 2006 included primarily the accelerated recognition of payments received by the Group following termination of the Reloxin® distribution agreement with Inamed.
- **Other revenues** amounted to €6.2 million in 2007, down 71.6% compared to 2006. In 2007, the Group ceased billings for R&D services within the framework of its partnership agreement for the development of BIM 51077, for which development works are now carried out by Roche, as well as the agreement with Genentech concerning a new formulation of the growth hormone, which reached the end of the research phase at the end of 2006.

  Furthermore, in 2006, other revenues benefited from a one-off payment of €7.7 million relative to the termination in April 2006 of the co-promotion agreement with Pfizer for Zoxan®, not offset by the co-promotion income relative to Artotec® and Tenstaten®.

### ► Cost of goods sold

In 2007, cost of goods sold amounted to €199.0 million, representing 21.6% of sales compared with 21.0% a year ago, impacted by the negative effects of price cuts implemented during the period, which could not be offset by an increase in activity or productivity improvements. Also higher growth of in-licensed products and drug related activities as well as slower sales of Ginkor Fort® contributed to softening of the product mix improvement.

### ► Research & Development expenses

Research & Development expenses increased by 3,6 % and represented €184,7 millions year-on-year, representing 18.6% of total revenues or 20.1% of sales. In 2006, R&D expenses reached €178.3 millions , representing 18.9% of total revenues or 20.7% of sales. Excluding repayments from third parties, the share of self-financed R&D grew by 7.9% year-on-year.

A comparison of research & development expenses for the years 2007 and 2006 is presented in the following table:

| *(in thousands of euros)* | 31 December 2007 | 31 December 2006 | 2007/2006 change | |
|---|---|---|---|---|
| | | | *in value* | % |
| **Breakdown by expense type** | | | | |
| - Drug-related research & development[(1)] | 152,619 | 150,083 | 2,536 | *1.7 %* |
| - Industrial development[(2)] | 26,380 | 22,957 | 3,423 | *14.9 %* |
| - Strategic development[(3)] | 5,740 | 5,308 | 432 | *8.1 %* |
| **Total** | **184,739** | **178,348** | **6,391** | **3.6%** |

(1) Drug-related research & development is aimed at identifying new agents, determining their biological characteristics and developing small-scale manufacturing processes. Pharmaceutical development is the process through which active agents become drugs approved by regulatory authorities and is also used to improve existing drugs and to research new therapeutic indications for them. Patent-related costs are included in this type of expense.

(2) Industrial development includes chemical, biotechnical and development-process research costs to industrialise small-scale production of agents developed by the research laboratories.

(3) Strategic development includes costs incurred for research into new product licences and establishing partnership agreements.

- Over the period, **major Research & Development projects** included preparation for registration of Dysport® in the United States and the phase III trials for a longer sustained release formulation of Triptorelin, since then discontinued. In 2006, the development of BIM 51077 in partnership with Roche – R1583 for which Roche is now responsible since the opt-in - and preparation for registration of Somatuline® Autogel® with the FDA (Food and Drug Administration) had represented a significant proportion of the Group's research & development expenses. Excluding these R&D projects – which benefited from repayments from third parties – the share of R&D self-financed by the Group grew by 7.9% year-on-year.
- In the area of **industrial development**, the increase was mainly linked to costs incurred in preparation for future pre-approval inspections by the FDA at some of the Group's manufacturing sites, in the the framework of the Somatuline® Depot filing, which received marketing authorisation on 29 August 2007, as well as Dysport®, for which filing took place on 31 January 2008.

### ► Selling, general and administrative expenses

A comparison of selling, general and administrative expenses for the years 2007 and 2006 is presented in the following table:

| *(in thousands of euros)* | 31 December 2007 | 31 December 2006 | 207/2006 change *in value* | % |
|---|---|---|---|---|
| **Breakdown by expense type** | | | | |
| Royalties paid | (34,723) | (31,186) | (3,537) | 11.3% |
| Taxes and sales tax | (10,686) | (15,207) | 4,521 | (29.7)% |
| Other sales and marketing expenses | (275,643) | (261,402) | (14,241) | 5.4% |
| **Selling expenses** | **(321,052)** | **(307,795)** | **(13,257)** | **4.3%** |
| **General and administrative expenses** | **(80,429)** | **(75,220)** | **(5,209)** | **6.9%** |
| **Total** | **(401,481)** | **(383,015)** | **(18,466)** | **4.8%** |

In 2007, *selling, general and administrative expenses* were contained and increased by only 4.8% to €401.5 million, representing 43.6% of sales down from 44.5% a year earlier.

- **Selling expenses** amounted to €321.1 million, representing 34.9% of sales, up 4.3% year-on-year (2006: €307.8 million, representing 35.7% of sales). This increase stands below the sales growth level, despite a significant increase in royalties paid to third parties.
  - *Royalties paid* to third parties on sales of products marketed by the Group amounted to €34.7 million, up 11.3% year on year, stemming from the sales growth of the corresponding products.
  - *Taxes and sales taxes* were down 29.7% year-on-year, mainly due to the reduction in 2007 of a sales-based tax rate in France from 1.76% to 1.0%.
  - *Other sales and marketing expenses* (i.e. marketing and sales force costs) were up by 5.4% year on year, amounting to €275.9 million in 2007, or 30.0% of sales, compared with €261.4 million in 2006 or 30.3% of sales. This slight reduction in relative value was achieved despite the launch costs of Adrovance™ in France and Increlex® in certain European countries. Furthermore, while expenses grew sharply in fast-growing economies such as Central European countries, China, Korea, Algeria, Mexico and certain Western European countries as well as Scandinavia, expenses in Major European countries grew moderately, reflecting productivity improvements as well as arbitrage efforts in the Group's resource allocation.
- **General and administrative expenses** grew by 6.9% to €80.4 million, representing an increase of €5.2 million compared with last year. This increase stemmed mainly from an increase in the costs of corporate functions, particularly in order to upgrade the Group's IT systems, as well as to support sales growth, especially in international markets, notably North America.

### ► Other operating income and expenses

In 2007, *other operating income and expenses* were immaterial, compared with an expense of €8.2 million in 2006 relating primarily to a non-recurring payment of $10 million to Inamed for the recovery of all rights related to Reloxin® in the United States, Canada and Japan.

### ► Impairment losses

No impairment charge was recorded in 2007, compared with a €7.3 million expense in 2006 relating to full impairment of the net book value of the intangible asset in respect of Testim® rights.

### ► Operating profit

As a result of the above, the Group's operating income for 2007 reached €208.9 million, representing 21.0% of total revenues and 22.7% of sales, up 11.6% year on year, (2006: 19.8% of total revenues and 21.7% of sales).

► **Segment reporting: Operating profit by geographical region**

In compliance with IAS 14 "Segment Reporting", the Group's primary reporting format is presented according to geographical segment, since Ipsen operates in a single business segment, i.e. drug research and development, production and sales.

Sales, revenues and operating income for 2007 and 2006 are presented in the following table by geographical region:

| | 31 December 2007 | | 31 December 2006 | | % change 2007/2006 | |
|---|---|---|---|---|---|---|
| | *(in thousands of euros)* | % | *(in thousands of euros)* | % | *(in thousands of euros)* | % |
| **Major Western European countries**[1] | | | | | | |
| Sales | 564,262 | 100,0 % | 551,674 | 100,0% | 12,588 | 2,3 % |
| Revenues | 571,228 | 101,2 % | 564,528 | 102,3% | 6,700 | 1,2 % |
| Operating income | 216,619 | 38,4 % | 215,829 | 39,1% | 790 | 0,4 % |
| **Other European countries** | | | | | | |
| Sales | 208,121 | 100,0 % | 184,800 | 100,0 % | 23,321 | 12,6 % |
| Revenues | 208,121 | 100,0 % | 184,800 | 100,0 % | 23,321 | 12,6 % |
| Operating income | 79,109 | 38,0 % | 71,516 | 38,7 % | 7 593 | 10,6 % |
| **Rest of the World** | | | | | | |
| Sales | 148,091 | 100,0 % | 125,202 | 100,0 % | 22,890 | 18,3 % |
| Revenues | 150,182 | 101,4 % | 125,202 | 100,0 % | 24,980 | 20,0 % |
| Operating income | 53,710 | 36,3 % | 42,309 | 33,8 % | 11,401 | 26,9 % |
| **Allocated total** | | | | | | |
| Sales | 920,475 | 100,0 % | 861,676 | 100,0% | 58,799 | 6,8 % |
| Revenues | 929,531 | 101,0 % | 874,530 | 101,5% | 55,001 | 6,3 % |
| Operating income | 349,439 | 38,0 % | 329,654 | 38,3% | 19,785 | 6,0 % |
| **Non-allocated tota**[2] | | | | | | |
| Revenues | 64,226 | 6,5 % | 70,727 | 7,5% | (6,501) | -9,2 % |
| Operating income | (140,550) | (67,3 %) | (142,435) | (76,1%) | 1,885 | (1,3 %) |
| **Ipsen total** | | | | | | |
| Sales | 920,475 | 100,0 % | 861,676 | 100,0% | 58,799 | 6,8 % |
| Revenues | 993,757 | 108,0 % | 945,257 | 109,7% | 48,500 | 5,1 % |
| Operating income | 208,888 | 22,7 % | 187,219 | 21,7% | 21,669 | 11,6 % |

(1) France, Spain, Italy, Germany and the UK
(2) Since January 1st, 2007, the Group has been able to better allocate to regions some international market central control costs, previously non-allocated.

- **In Major Western European countries,** sales grew by only 2.3% year on year, reflecting government measures imposing price cuts, primarily in France and Italy. Total revenues increased by 1.2% as sales generated by Artotec® in 2007 did not fully offset the effects of €7.7 million one shot payment in connection with the termination of the Zoxan® co-promotion agreement with Pfizer in 2007. Hence, operating income increased by 0.4% to €216.6 million over the period, representing 38.4% of sales, compared with €215.8 million a year ago, representing 39.1% of sales.
- **In Other European countries** (other Western European countries and Eastern European countries), sales increased by 12.6% year on year. Operating income increased by 10.6% over the period to €79.1 million, up from €71.5 million in 2006, representing 38.0% and 38.7% of sales respectively. This performance reflects a fast and profitable growth, despite price pressure , which amounted to €2.0 million. Moreover, the relative weight of drug-related activities in the region, which generate lower margins, increased from 4.8% to 6.2% of sales.

- **In the Rest of the World**, where most of the Group's products are marketed by third-party distributors and agents, except in certain countries where Ipsen has a direct presence, sales were up 18.3%, a sharp increase year on year. Operating income amounted to €53.7 million, up 26.9% year on year (2006: €42.3 million euros). Given the launch of Somatuline® Depot in the United States at the end of 2007, the Rest of the World benefited in 2007 for the first time from the recognition of milestone payments received from Tercica Inc. in connection with the licensing agreement of €1.9 million.

- **Non-allocated operating loss** totalled €(140.6) million (2006; loss of €(142.4) million). The non-allocated operating loss included:

  - revenues of €64.2 million compared with €70.7 million in 2006. This includes primarily royalties received from the Kogenate® licence, as well as recognition over the life of the corresponding contracts of revenue from these agreements. In 2007, this comprised chiefly revenue relating to agreements with Medicis for Reloxin®, with Recordati for Tenstaten® and with Roche for BIM 51077. The decrease of these revenues year-on-year stems from the decrease of rebillings in the framework of the corresponding partnerships;

  - research & development expenses of €(161.4) million, up from €(159.9) million a year ago;

  - non-allocated selling, general and administrative expenses of €(43.7) million compared with €(38.0) million a year ago;

  - other operating income of €0.4 million in 2007. In 2006, the Group recorded other operating expenses of €(8.2) million, relating primarily to the sum paid to Inamed in March 2006 to recover all rights relating to Reloxin®.

### ► Cost of net financial debt and other financial income and expenses

In 2007, the financial income stood at €9.6 million, up 64.5% year-on-year, compared with an income of €5.8 million in 2006. This positive trend mainly reflects primarily the evolution of monetary rates over the period.

Other financial elements represented a €2.9 million expense as of 31 December 2007, compared with a €5.7 million expense a year ago, mainly comprising:

- a €3.6 million income charge relating to a revaluation as at 31 December 2007 - according to IAS 39 - of financial instruments (warrants and convertible notes) in connection with the acquisition of Tercica Inc. in October 2006 (against a €2.7 million charge as of 31 December 2006).
- a €(4.5) million charge due to foreign exchange loss (loss of €(1.8) million in 2006), of which €(1.0) million stemmed from the revaluation of the Tercica Inc. convertible bond in US dollars subscribed for by the Group in October 2006 (against €0.7 million in 2006).
- For €(0,8) million, the indexation of the deposit paid by the Group in respect of the lease contract for its future headquarters.
- The balance of other financial items is essentially related to income and expenses on employee benefits (€(0,6) million) and to a €(0.6) million impairment charge on investments in non-consolidated companies.

### ► Income tax

In 2007, the Group's effective tax rate amounted to 25.3% of net profit from continuing operations and the Group's loss from associates, compared with 21.8% a year earlier.

The Group's recurring tax rate amounted to 25.9% of net profit from continuing operations and the Group's loss from associates in 2007, compared with 25.6% a year earlier. In 2006, the effective tax rate benefited from the non-recurring effect of the use in the United Kingdom of capital losses of €6.9 million that had previously not been recognised.

### ► Group's loss from associates

The Group's loss from associates amounted to €(8.8) million ($(12.0) million) and was solely composed of the Group's share of the net losses of Tercica Inc. in 2007, stated as required under IFRS. Tercica Inc. began shipments of Increlex™ in January 2006 and of Somatuline® Depot in

October 2007 and recorded sales of $9.8 million for 2007. The cost of goods sold for the period amounted to $5.9 million. Research and development costs were $18.9 million, relating to the continuation of clinical trials for Primary IGF-1 and severe Primary IGF-1, as well as manufacturing development costs. Selling, general and administrative expenses amounted to $57.6 million in 2007. Due to Tercica Inc.'s positive net cash position of $113.5 million at 31 December 2007, interest income in 2007 was $3.0 million. Other financial income and expenses reached €7.4 millions, notably corresponding to the change in fair value and foreign exchange impacts on financial instruments. Finally, the Group booked $29.1 million of tax income on Tercica Inc.'s loss before tax of $76.4 million over the period.

**► Net profit/loss from continuing operations**

As a result of the items described above, profit from continuing operations increased by 5.2% to €152.4 million, compared with €144.8 million in 2006, representing 15.3% of total revenues, stable year-on-year.

**► Net profit/loss from discontinued operations**

The Group's discontinued primary care business in Spain sold in 2005 generated a loss of €1.3 million in 2007. This loss accompanied the final closure in the first quarter of 2007 of the Barcelona production plant, which continued to manufacture primary care products in accordance with agreements signed with the buyer when the business was sold, as well as consulting fees following a tax audit on a former divestment (2006: €(0.3) million).

**► Consolidated net profit**

As a result of the items noted above, consolidated net profit increased by 4.5% to €151.1 million (€150.6 million attributable to equity holders of Ipsen S.A.), compared with €144.5 million (€144.0 million attributable to equity holders of Ipsen S.A.) in 2006. Consolidated profit represented 15.2% of revenues in 2007, compared with 15.3% a year earlier.

**►Milestones received in cash but not yet recognised as revenues**

In 2007, total milestones received in cash by the Group but not yet recognised as revenues in its consolidated income statement amounted to €218.7 million, compared with €184.3 million in 2006.

These payments will be recognised in the Group's income statement as revenues going forward as follows:

| *(in million euros)* | Milestones received in cash but not yet recognised as revenues in the periods ending: | |
|---|---|---|
| | **31 December 2007** | **31 December 2006** |
| **Total** | **218.7** | **184.3** |
| These will be recognized as revenue in the future as follows: | | |
| In 2008 | 22.4 | 13.6 |
| In 2009 and beyond | 196.3 | 170.7 |

## 2. Cash flow and capital resources for the years 2007 and 2006

In 2007 the Group generated €176.0 million cash flow from operating activities, against €327.6 million a year earlier. In 2006, the cash position benefited from the receipt of a €102.4 million ($123.1 million) milestone from Medicis under the Reloxin® distribution agreement granted by the Group for the United States, Canada and Japan in the aesthetics indication, as well as from a €57.7 million option payment from Roche following their decision to license-in BIM51077 worldwide.

Cash flow from discontinued operations was €1.3 million over the period compared with €0.6 million in 2006.

### ► Cash flow statement

| (in thousands of euros) | 31 December 2007 | 31 December 2006 |
|---|---|---|
| - Cash flow before variation in working capital requirements | 214,254 | 167,626 |
| - (Increase) / decrease in working capital requirements for operations | (38,284) | 160,009 |
| · Net cash flow generated by operating activities | 175,970 | 327,635 |
| *- Other items* | *(129,677)* | *(162,324)* |
| *- Deposits paid* | *(4,601)* | - |
| *- Variation in cash securities held for sale* | *(6,000)* | - |
| · Net cash flow used in investment activities | (140,278) | (162,324) |
| · Net cash flow used in financing activities | (76,818) | (83,508) |
| · Net cash flow provided by discontinued activities | 1,285 | 647 |
| **Increase / (decrease) in cash flow for the year** | **(39,841)** | **82,450** |
| **Cash and cash equivalents at beginning of the year** | **283,743** | **200,564** |
| Impact of foreign exchange variations | (2,995) | 729 |
| **Cash and cash equivalents at end of the year** | **240,907** | **283,743** |

### ► Net cash flow generated by operating activities

During 2007, net cash flow generated by operating activities before changes in working capital reached €214.3 million, compared with €167.6 million in 2006. Cash flow before variation in working capital in 2006 was affected by an increase in deferred tax receivables, relating primarily to the recognition of a deferred tax asset on the milestone payment received from Medicis.

Working capital requirements for operating activities increased by €38.3 million in 2007 following a decrease of €160.0 million during 2006. This evolution is linked to the following events:

- the balance between current assets and current liabilities represents a debt which increased by €29.5 million in 2007 following an increase of €166.1 million a year ago. In 2007, the Group recognised deferred revenue of €51.4 million received in connection with its partnership agreements with Recordati, Roche, Galderma and Tercica Inc.. This income was partly offset by the recognition in the income statement of €16.7 million mainly in relation to agreements with Medicis, Roche, Galderma, Tercica Inc. and Recordati, as well as changes in other operating liabilities and assets.
- inventories increased by €9.0 million in 2007 compared with an increase of €4.6 million a year ago, mainly due to the replenishment of certain security stocks of raw material and finished goods. Trade receivables rose by €25.4 million, compared with an increase of €27.4 million in 2006, mainly due to growth in business in international markets, in spite of changes in payment terms for certain customers in these areas, and due to changes in payment terms in France following the implementation in 2007 of direct sales to pharmacies. Meanwhile, trade payables increased by €5.1 million, given a higher level of invoicing from suppliers than that experienced during the fourth quarter 2006.
- tax payable decreased by €38.5 million in 2007, mainly due to the payment in early 2007 of taxes related to the milestones paid by Medicis to the Group in 2006.

As a result of the above, net cash flow generated by operating activities amounted to €176.0 million in 2007, which included €51.4 millions in payments from partnerships as well as €35.8 millions of taxes paid in 2007, most of which was linked to milestone payments cashed-in in 2006.

**Net cash flow used in investment activities**

In 2007, net cash flow used in investment activities comprised two main components:

- Reflection of net cash flow relating to investment in the strict sense;
- Reflection of other elements.

Net cash flow used in investment activities in the strict sense represented €129.7 million compared with €162.3 million in 2006. This comprised mainly:

- Asset acquisitions, net of disposals, of €84.0 million in 2007 compared with €78.8 million in 2006.
  - In 2007, tangible fixed asset acquisitions totalled €58.7 million, mostly consisting of capital expenditure required to maintain the Group's industrial facilities, as well as certain investment in capacity, such as €17.7 million for the new Dysport® secondary production plant at the Wrexham site in the United Kingdom.
  - During the same period, intangible fixed asset acquisitions amounted to €26.5 million, mainly relating to the first milestone payment in connection with the acquisition of a patent and to the agreement with Tercica Inc. for Increlex®, relating to its approval in Europe.
- The subscription to a capital increase of Tercica Inc. for €2.1 million, and €42.4 million relating to the subscription of two convertible bonds issued by Tercica Inc. in connection with the approval of Somatuline® Depot in the USA.
- €5 million to fund its post-employment benefit plans.
- An increase of €7.5 million in working capital requirements for investment activities in 2007 against a €5.8 million increase in 2006.
  - This increase relates primarily to the payments in 2007 of debts due against fixed assets recognised at the end of 2006, mainly in France and the United Kingdom.

Net cash flow used for other elements represents:

- €4.6 million for guarantee deposits paid by the Group, notably as a security against long-term public loans received in Spain in the context of its research activities, and in respect of the lease contract for its future head office in France.
- €6.0 million relating to investments, as part of an active cash management strategy, in securities offering a higher rate of return than monetary unit trusts while maintaining a low rate of volatility.

**Net cash flow used in financing activities.**

As of December 31, 2007, net cash flow used in financing activities totalled €76.8 million compared with €83.5 million in 2006. The Group paid out €50.4 million in dividends in 2007, in line with the amount paid in 2006. It repaid €2.1 million euros from its credit lines, with outstandings of €4.4 million as at December 31, 2007, while in 2006, the Group had repaid €31.8 million of its credit lines, with outstandings of €6.3 million. The Group also used €24.8 million in 2007 to finance its share buyback program.

**Net cash flow provided by discontinued activities.**

In 2007, net cash flow provided by discontinued activities amounted to €1.3 million, resulting from the decrease in working capital requirements linked the Group's primary care business in Spain, sold in October 2005, compared with €0.6 million in 2006.

## Analysis of net cash[3] for the years 2007 and 2006

| *(In thousand 'euros)* | **31 December 2007** | **31 December 2006** |
|---|---|---|
| Cash in hand | 25,617 | 31,026 |
| Short-term investments | 195,859 | 243,670 |
| Interest-bearing deposits | 25,592 | 10,763 |
| **Cash and cash equivalents** | **247,068** | **285,459** |
| **Securities held for sale[4]** | **6,000** | **-** |
| **Total cash** | **253,068** | **285,459** |
| Bank overdrafts liabilities | (6,161) | (1,716) |
| **Closing net cash and cash equivalents** | **246,907** | **283,743** |
| **Non-Current** | | |
| Short-term debt | 4,379 | 6,286 |
| Other financial liabilities | 16,449 | 15,313 |
| **Current** | | |
| Short-term debt | 5,375 | 6,973 |
| Financial liabilities | 3,831 | 2,251 |
| **Debt** | **30,034** | **30,823** |
| **Derivatives** | **(908)** | **(4)** |
| **Net cash** | **217,781** | **252,924** |

At 31 December 2007, the Group's net cash position was €217.8 million, compared with €252.9 million a year earlier. In addition, the Group had three-year credit facilities totalling €206.7 million at 31 December 2007, of which €4.4 million only was in use, compared with utilisation of €6.3 million a year earlier. Covenants included in the loan agreements, namely net debt to equity and net debt to EBITDA[5], are irrelevant in respect of the current positive net cash situation.

[3] Net cash: cash, cash equivalents and securities held for sale minus bank overdrafts, bank borrowings and other financial liabilities plus or minus derivative financial instruments.

[4] "Securities held for sale" correspond to shares in mutual funds held for trading which the Group intends to sell in the near future. They are included in the calculation of the Group's net cash position.

[5] EBITDA: earnings before interest, tax, depreciation and amortisation.



END